Form 40-F
period 2002-10-31
BANK OF MONTREAL /CAN/
filed 2003-01-24
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

[ ]	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X]	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2002	Commission File Number 001-133354

BANK OF MONTREAL
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

6029
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

100 King Street West, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1A1
(Address and telephone number of Registrant’s principal executive offices)

Paul V. Reagan, Bank of Montreal, 111 West Monroe Street, P.O. Box 755, Chicago, Illinois
60690 (312-461-3167)
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange

UNDERTAKING
CONTROLS AND PROCEDURES
SIGNATURES
CERTIFICATIONS
Annual Information Form
Annual Report 2002
Notice of Annual Meeting and Proxy Circular
Consent of Independent Chartered Accountants
Comments by Auditors
Certificates

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	492,504,878
Class B Preferred Shares Series 3	16,000,000
Class B Preferred Shares Series 4	8,000,000
Class B Preferred Shares Series 5	8,000,000
Class B Preferred Shares Series 6	10,000,000
Class B Preferred Shares Series 10	12,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ]	82-__________ No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONTROLS AND PROCEDURES

a.	Evaluation of disclosure controls and procedures.

Based on their evaluation as of a date within 90 days of the filing date of this report, Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have concluded that the Bank’s disclosure controls and procedures [as defined in Rule 13a-14(c)] under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Bank in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

b.	Changes in internal controls.

There were no significant changes in the Bank’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement [annual report] to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Bank of Montreal

By:	/s/ Tony Comper

Tony Comper Chairman and Chief Executive Officer

Date:  January 24, 2003

CERTIFICATIONS

I, F. Anthony Comper, Chief Executive Officer, Bank of Montreal, certify that:

1.	I have reviewed this annual report on Form 40-F of Bank of Montreal;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in the internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 24, 2003	/s/ Tony Comper

Tony Comper Chief Executive Officer

I, Karen Maidment, Chief Financial Officer, Bank of Montreal, certify that:

1.	I have reviewed this annual report on Form 40-F of Bank of Montreal;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in the internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 24, 2003
/s/ Karen Maidment

Karen Maidment Chief Financial Officer

Exhibit Index

Exhibits	Description

99.1	Annual Information Form
99.2	Annual Report 2002
99.3	Notice of Annual Meeting (dated January 6, 2003) and Proxy Circular (dated December 31, 2002)
99.4	Consent of Independent Chartered Accountants dated November 26, 2002
99.5	Comments by Auditors for U.S. Readers on a Canada — U.S. Reporting Difference dated November 26, 2002
99.6	Certificates pursuant to section 906 of Sarbanes-Oxley Act of 2002