Form 40-F
period 2003-10-31
BANK OF MONTREAL /CAN/
filed 2004-01-23
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2003	Commission File Number 001-133354

BANK OF MONTREAL
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

6029
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

100 King Street West, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1A1 (416-867-6785)
(Address and telephone number of Registrant’s principal executive offices)

Paul V. Reagan, Bank of Montreal, 111 West Monroe Street, P.O. Box 755, Chicago, Illinois
60690 (312-461-3167)
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered

Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	499,632,368
Class B Preferred Shares Series 3	16,000,000
Class B Preferred Shares Series 4	8,000,000
Class B Preferred Shares Series 5	8,000,000
Class B Preferred Shares Series 6	10,000,000
Class B Preferred Shares Series 10	12,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-________	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF AUDIT COMMITTEE
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9

CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF AUDIT COMMITTEE
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
Annual Information Form
Annual Report 2003
Notice of Annual Meeting of Shareholders and Proxy Circular
Consent of Independent Chartered Accountants
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
Section 302 Certifications of Chief Executive Officer
Section 302 Certifications of Chief Financial Officer
Section 906 Certifications
Code of Ethics for the Chief Executive Officer and Senior Financial Officers

CONTROLS AND PROCEDURES

a.	Disclosure controls and procedures.

Based on the Bank’s evaluation as of October 31, 2003 of the effectiveness of the design and operation of the Bank’s disclosure controls and procedures conducted by and under the supervision of the management of the Bank, including the Bank’s Chief Executive Officer and Chief Financial Officer, Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have concluded that the Bank’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Bank in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

b.	Changes in internal control over financial reporting.

There were no changes in the Bank’s internal control over financial reporting identified in connection with the Bank’s evaluation or otherwise that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Schedule 1 — Governance Practices” (page 33) identifying the Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, as set forth in the Bank’s Notice of Annual Meeting of Shareholders and Proxy Circular (dated January 5, 2004 and December 31, 2003, respectively), filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Bank has adopted the Code of Ethics for the Chief Executive Officer and Senior Financial Officers applicable to the Bank’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and other persons who perform similar functions within the Bank of Montreal from time to time, whether as a result of a change in title or delegation or transfer of responsibilities. The Code, filed as Exhibit 99.9 to this annual report on Form 40-F, is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Business of the Meeting — Appointment of Auditor” (page 5) as set forth in the Bank’s Notice of Annual Meeting of Shareholders and Proxy Circular (dated January 5, 2004 and December 31, 2003, respectively), filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein. The Audit Committee pre-approves all services to be performed for the Bank or its subsidiaries by the Shareholders’ Auditors in accordance with the Bank’s Auditor Independence Policy.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” (page 42) contained in Management’s Discussion and Analysis as set forth in the Bank’s Annual Report 2003, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Supplemental Information — Table 24 Contractual Obligations” (page 66) as set forth in the Bank’s Annual Report 2003, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF AUDIT COMMITTEE

The information provided under the heading “Report of the Audit Committee” (page 13) identifying the Bank’s Audit Committee and the information provided under the heading “Schedule 1 — Governance Practices, New York Stock Exchange Corporate Governance Rules” (page 33) confirming the independence of the Audit Committee as set forth in the Bank’s Notice of Annual Meeting of Shareholders and Proxy Circular (dated January 5, 2004 and December 31, 2003, respectively), filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Bank of Montreal

By:	/s/ Tony Comper F. Anthony Comper Chairman and Chief Executive Officer

Date: January 23, 2004

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form

99.2	Annual Report 2003

99.3	Notice of Annual Meeting of Shareholders (dated January 5, 2004) and Proxy Circular (dated December 31, 2003)

99.4	Consent of Independent Chartered Accountants, dated November 25, 2003

99.5	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference, dated November 25, 2003

99.6	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Code of Ethics for the Chief Executive Officer and Senior Financial Officers