Form 40-F/A
period 2003-10-31
BANK OF MONTREAL /CAN/
filed 2004-02-19
CIK 927971

U.S. Securities and Exchange Commission
 Washington, D.C. 20549

Form 40-F/A

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2003	Commission File Number 001-133354

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

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

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

Yes ☐ 82-	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Bank of Montreal

By:	/s/ Tony Comper F. Anthony Comper Chairman and Chief Executive Officer

Date: February 3, 2004

EXHIBIT INDEX

Exhibits	Description

99.2	Annual Report 2003*

*	Filed herewith - refiled to correct an error on page 1 of the Annual Report 2003 by removing the two auditors letterheads that appear and replacing them with a graphic showing Earnings per Share