Form 40-F
period 2005-10-31
BANK OF MONTREAL /CAN/
filed 2005-12-19
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2005	Commission File Number 001-133354
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

Common Shares	500,219,068
Class B Preferred Shares Series 4	8,000,000
Class B Preferred Shares Series 5	8,000,000
Class B Preferred Shares Series 6	10,000,000
Class B Preferred Shares Series 10	12,000,000
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

Yes ☑	No ☐
TABLE OF CONTENTS

CONTROLS AND PROCEDURES	3
AUDIT COMMITTEE FINANCIAL EXPERT	3
CODE OF ETHICS	3
PRINCIPAL ACCOUNTANT FEES AND SERVICES	3
OFF-BALANCE SHEET ARRANGEMENTS	3
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	4
IDENTIFICATION OF THE AUDIT COMMITTEE	4
UNDERTAKING	4
SIGNATURES	4
EXHIBIT INDEX	5
Annual Information Form
Annual Report 2005
Consent of Independent Chartered Accountants dated November 29, 2005
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated November 29, 2005
Section 302 Certifications of Chief Executive Officer
Section 302 Certifications of Chief Financial Officer
Section 906 Certifications
Code of Ethics for the Chief Executive Officer and Senior Financial Officers
Auditors’ Report dated November 25, 2003
Consent of Independent Chartered Accountants dated November 25, 2003

CONTROLS AND PROCEDURES
a.     Disclosure controls and procedures.
The information provided under the heading “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” (page 66) contained in Management’s Discussion and Analysis as set forth in the Bank’s Annual Report 2005, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
b.     Changes in internal control over financial reporting.
The information provided under the heading “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” (page 66) contained in Management’s Discussion and Analysis as set forth in the Bank’s Annual Report 2005, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (page 15) identifying the Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 19, 2005), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
CODE OF ETHICS
     The Bank has adopted the Code of Ethics for the Chief Executive Officer and Senior Financial Officers applicable to the Bank’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and other persons who perform similar functions within the Bank from time to time, whether as a result of a change in title or delegation or transfer of responsibilities. The Code filed as Exhibit 99.8 to this annual report on Form 40-F, is incorporated by reference herein.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Audit Committee Information — Shareholders’ Auditors’ Service Fees” (pages 15 and 16) as set forth in the Bank’s Annual Information Form (dated December 19, 2005), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. The Audit Committee pre-approves all services to be performed for the Bank or its subsidiaries by the Shareholders’ Auditors in accordance with the Bank’s Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
OFF-BALANCE SHEET ARRANGEMENTS
The information provided under the heading “Off-Balance Sheet Arrangements” (page 61) contained in Management’s Discussion and Analysis as set forth in the Bank’s Annual Report 2005, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Supplemental Information — Table 8 Contractual Obligations” (page 81) as set forth in the Bank’s Annual Report 2005, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (page 15) identifying the Bank’s Audit Committee and confirming the independence of the Audit Committee as set forth in the Bank’s Annual Information Form (dated December 19, 2005), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
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

Registrant: Bank of Montreal
By:	/s/ T, Comper
F. Anthony Comper
President and Chief Executive Officer

Date:   December 19, 2005

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form
99.2	Annual Report 2005
99.3	Consent of Independent Chartered Accountants dated November 29, 2005
99.4	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated November 29, 2005
99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Code of Ethics for the Chief Executive Officer and Senior Financial Officers
99.9	Auditors’ Report dated November 25, 2003
99.10	Consent of Independent Chartered Accountants dated November 25, 2003