Form 40-F
period 2006-10-31
BANK OF MONTREAL /CAN/
filed 2006-12-18
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2006	Commission File Number 001-133354
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

Common Shares	500,726,079
Class B Preferred Shares Series 4	8,000,000
Class B Preferred Shares Series 5	8,000,000
Class B Preferred Shares Series 6	10,000,000
Class B Preferred Shares Series 10	12,000,000
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

TABLE OF CONTENTS

DISCLOSURE CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
Annual Information Form
Annual Report 2006
Consent of Independent Chartered Accountants dated November 28, 2006
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated November 28, 2006
Section 302 Certifications of Chief Executive Officer
Section 302 Certifications of Chief Financial Officer
Section 906 Certifications
Code of Ethics for the Chief Executive Officer and Senior Financial Officers

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls” (page 65) contained in Management’s Discussion and Analysis as set forth in the Bank’s Annual Report 2006, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Management’s report on internal control over financial reporting
The information provided under the heading “Internal Control over Financial Reporting” (page 65) contained in Management’s Discussion and Analysis as set forth in the Bank’s Annual Report 2006, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
b. Changes in internal control over financial reporting.
The information provided under the heading “Changes in Internal Control over Financial Reporting” (page 65) contained in Management’s Discussion and Analysis as set forth in the Bank’s Annual Report 2006, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
c. Auditor’s attestation report on internal control over financial reporting
The Bank’s shareholders’ auditor, KPMG LLP, Report on Internal Control Over Financial Reporting under Standards of the Public Company Accounting Oversight Board (United States) provided on page 91 of the Bank’s Annual Report 2006, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (page 14 and 15) identifying the Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 18, 2006), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Shareholders’Auditor Pre-Approval Policy and Fees” (page 65) contained in Management’s Discussion and Analysis as set forth in the Bank’s Annual Report 2006, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The information provided under the heading “Off-Balance Sheet Arrangements” (page 60) contained in Management’s Discussion and Analysis as set forth in the Bank’s Annual Report 2006, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Supplemental Information — Table 24 Contractual Obligations” (page 89) as set forth in the Bank’s Annual Report 2006, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (page 14 and 15) identifying the Bank’s Audit Committee and confirming the independence of the Audit Committee as set forth in the Bank’s Annual Information Form (dated December 18, 2006), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
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
Registrant: Bank of Montreal

By:	/s/ T. Comper
F. Anthony Comper
President and Chief Executive Officer
Date: December 18, 2006

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form
99.2	Annual Report 2006
99.3	Consent of Independent Chartered Accountants dated November 28, 2006
99.4	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated November 28, 2006
99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Code of Ethics for the Chief Executive Officer and Senior Financial Officers