Form 40-F/A
period 2006-10-31
BANK OF MONTREAL /CAN/
filed 2006-12-22
CIK 927971

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
Registrant: Bank of Montreal

By:	/s/ M. Oakes	By:	/s/ L. Engelmann
	Mark Oakes		Louise Engelmann
	Vice-President, Financial Performance Management		Assistant Secretary
Date: December 22, 2006

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Report 2006*

*	Filed herewith — refiled to correct an arithmetic error in Note 3 to the annual financial statements on page 99 of the Annual Report 2006.