Form 40-F/A
period 2006-10-31
BANK OF MONTREAL /CAN/
filed 2006-12-28
CIK 927971

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

SIGNATURES
EXHIBIT INDEX
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
F. Anthony Comper
President and Chief Executive Officer
Date: December 28, 2006

EXHIBIT INDEX

Exhibits	Description

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002