Form 40-F/A
period 2006-10-31
BANK OF MONTREAL /CAN/
filed 2007-11-16
CIK 927971

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

Yes ☐ 82 — ___	No ☑
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
SIGNATURES
EXHIBIT INDEX
Section 302 Certifications of Chief Executive Officer
Section 302 Certifications of Chief Financial Officer
Section 906 Certification
Explanatory Note:
The sole purpose of the filing of this amendment on Form 40-F/A to the annual report on Form 40-F for the year ended October 31, 2006, is to correct the date of the fiscal year covered by the annual report on Form 40-F referenced in the Section 906 Certification to October 31, 2006. This Form 40-F/A does not modify or update disclosures in the original Form 40-F except as described in this explanatory note.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Bank of Montreal
By:	/s/ William A. Downe
William A. Downe
President and Chief Executive Officer

Date: November 16, 2007

EXHIBIT INDEX

Exhibits	Description

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Explanatory Note:
The sole purpose of the filing of this amendment on Form 40-F/A to the annual report on Form 40-F for the year ended October 31, 2006, is to correct the date of the fiscal year covered by the annual report on Form 40-F referenced in the Section 906 Certification to October 31, 2006. This Form 40-F/A does not modify or update disclosures in the original Form 40-F except as described in this explanatory note.