Form 40-F
period 2008-10-31
BANK OF MONTREAL /CAN/
filed 2008-12-10
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

[Check one]
☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2008
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
Laura D. Ryan, Bank of Montreal, 111 West Monroe Street, P.O. Box 755, Chicago, Illinois
60690 (312-461-2575)
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

Common Shares	506,044,982
Class B Preferred Shares Series 5	8,000,000
Class B Preferred Shares Series 6	10,000,000
Class B Preferred Shares Series 10	12,000,000
Class B Preferred Shares Series 13	14,000,000
Class B Preferred Shares Series 14	10,000,000
Class B Preferred Shares Series 15	10,000,000
Class B Preferred Shares Series 16	12,000,000
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
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
Annual Information Form
Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2008
Consolidated Financial Statements for the Fiscal Year Ended October 31, 2008
Consent of Independent Registered Public Accounting Firm dated November 25, 2008
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated November 25, 2008
Section 302 Certifications of Chief Executive Officer
Section 302 Certifications of Chief Financial Officer
Section 906 Certifications

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls and Procedures” (page 72) contained in Management’s Discussion and Analysis for the fiscal year ended October 31, 2008, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a.	Management’s report on internal control over financial reporting
The information provided under the heading “Internal Control over Financial Reporting” (page 72) contained in Management’s Discussion and Analysis for the fiscal year ended October 31, 2008, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
b.	Auditor’s attestation report on internal control over financial reporting
The Bank’s shareholders’ auditors, KPMG LLP has issued an audit report on our internal control over financial reporting. This audit report appears on page 103 of the Consolidated Financial Statements for the fiscal year ended October 31, 2008, filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.
c.	Changes in internal control over financial reporting.
The information provided under the heading “Changes in Internal Control over Financial Reporting” (page 72) contained in Management’s Discussion and Analysis for the fiscal year ended October 31, 2008, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (pages 18 and 19) identifying the Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 10, 2008), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
CODE OF ETHICS
The Bank has adopted the Code of Ethics for the Chief Executive Officer and Senior Financial Officers applicable to the Bank’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and other persons who perform similar functions within the Bank from time to time, whether as a result of a change in title or delegation or transfer of responsibilities. The Code is available on the Bank’s website www.bmo.com and is available in print without charge to any shareholder upon request..

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval of Shareholders’ Auditors’ Services and Fees” (page 72) contained in Management’s Discussion and Analysis for the fiscal year ended October 31, 2008, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The information provided under the heading “Off-Balance Sheet Arrangements” (page 68) contained in Management’s Discussion and Analysis for the fiscal year ended October 31, 2008, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Supplemental Information — Table 20 Contractual Obligations” (page 100) as set forth in Management’s Discussion and Analysis for the fiscal year ended October 31, 2008, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (pages 18 and 19) identifying the Bank’s Audit Committee and confirming the independence of the Audit Committee as set forth in the Bank’s Annual Information Form (dated December 10, 2008), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
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
William A. Downe
President and Chief Executive Officer

Date:  December 10, 2008

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for Fiscal Year Ended October 31, 2008

99.3	Consolidated Financial Statements for Fiscal Year Ended October 31, 2008

99.4	Consent of Independent Registered Public Accounting Firm dated November 25, 2008

99.5	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated November 25, 2008

99.6	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002