Form 40-F
period 2009-10-31
BANK OF MONTREAL /CAN/
filed 2009-12-14
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2009	Commission File Number 001-133354
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
Colleen Hennessy, Bank of Montreal, 111 West Monroe Street, P.O. Box 755, Chicago, Illinois
60690 (312-461-7745)
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

Common Shares	551,715,904
Class B Preferred Shares Series 5	8,000,000
Class B Preferred Shares Series 10	12,000,000
Class B Preferred Shares Series 13	14,000,000
Class B Preferred Shares Series 14	10,000,000
Class B Preferred Shares Series 15	10,000,000
Class B Preferred Shares Series 16	12,000,000
Class B Preferred Shares Series 18	6,000,000
Class B Preferred Shares Series 21	11,000,000
Class B Preferred Shares Series 23	16,000,000
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-	No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

TABLE OF CONTENTS

DISCLOSURE CONTROLS AND PROCEDURES	2
INTERNAL CONTROL OVER FINANCIAL REPORTING	2
AUDIT COMMITTEE FINANCIAL EXPERT	2
CODE OF ETHICS	2
PRINCIPAL ACCOUNTANT FEES AND SERVICES	3
OFF-BALANCE SHEET ARRANGEMENTS	3
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	3
IDENTIFICATION OF THE AUDIT COMMITTEE	3
UNDERTAKING	3
SIGNATURES	3
EXHIBIT INDEX	4
Annual Information Form
Annual Report to Shareholders 2009
Consent of Independent Registered Public Accounting Firm dated November 24, 2009
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated November 24, 2009
Section 302 Certifications of Chief Executive Officer
Section 302 Certifications of Chief Financial Officer
Section 906 Certifications

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page 74) contained in the Bank’s Annual Report to Shareholders 2009 for the fiscal year ended October 31, 2009 (“2009 Annual Report”), filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a.    Management’s annual report on internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 74) contained in the 2009 Annual Report, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
b.    Auditor’s attestation report on internal control over financial reporting
The Bank’s shareholders’ auditors, KPMG LLP, have issued an audit report on our internal control over financial reporting. This audit report appears on page 109 of the 2009 Annual Report, filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.
c.    Changes in internal control over financial reporting.
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control over Financial Reporting” (page 74) contained in 2009 Annual Report, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (pages 18 and 19) identifying the Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 14, 2009), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
CODE OF ETHICS
The Bank adopted a Code of Ethics (the “Code”) for the Chief Executive Officer and Senior Financial Officers applicable to the Bank’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and other persons who perform similar functions within the Bank from time to time, whether as a result of a change in title or delegation or transfer of responsibilities. The Code is available on the Bank’s website www.bmo.com and is available in print without charge to any shareholder upon request. Subsequent to October 31, 2009, the Code was subsumed into FirstPrinciples, the Bank’s code of business conduct and ethics. FirstPrinciples is available on the Bank’s website www.bmo.com and is available in print without charge to any shareholder upon request.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval of Shareholders’ Auditors’ Services and Fees” (page 74) contained in the 2009 Annual Report, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The information provided under the heading “Off-Balance Sheet Arrangements” (page 70) contained in the 2009 Annual Report, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Supplemental Information — Table 20: Contractual Obligations” (page 106) as set forth in the 2009 Annual Report, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (pages 18 and 19) identifying the Bank’s Audit Committee and confirming the independence of the Audit Committee as set forth in the Bank’s Annual Information Form (dated December 14, 2009), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
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
Registrant:  Bank of Montreal

By:	/s/ Russel C. Robertson
Russel C. Robertson
Chief Financial Officer

Date:  December 14, 2009

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form
99.2	Annual Report to Shareholders 2009
99.3	Consent of Independent Registered Public Accounting Firm dated November 24, 2009
99.4	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated November 24, 2009
99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002