Form 40-F
period 2010-10-31
BANK OF MONTREAL /CAN/
filed 2010-12-08
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2010	Commission File Number 001-133354
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

Common Shares	566,468,440
Class B Preferred Shares Series 5	8,000,000
Class B Preferred Shares Series 10	12,000,000
Class B Preferred Shares Series 13	14,000,000
Class B Preferred Shares Series 14	10,000,000
Class B Preferred Shares Series 15	10,000,000
Class B Preferred Shares Series 16	12,000,000
Class B Preferred Shares Series 18	6,000,000
Class B Preferred Shares Series 21	11,000,000
Class B Preferred Shares Series 23	16,000,000
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
Annual Information Form
Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2010
Consolidated Financial Statements for the Fiscal Year Ended October 31, 2010
Consent of Independent Registered Public Accounting Firm dated December 7, 2010
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated December 7, 2010
Section 302 Certifications of Chief Executive Officer
Section 302 Certifications of Chief Financial Officer
Section 906 Certifications

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page 74) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2010 (“2010 MD&A”), filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a.    Management’s annual report on internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 74) contained in the 2010 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
b.    Auditor’s attestation report on internal control over financial reporting
The Bank’s shareholders’ auditors, KPMG LLP, has issued an audit report on our internal control over financial reporting. This audit report appears on page 109 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2010 (“2010 Financial Statements”), filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.
c.    Changes in internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control Over Financial Reporting” (page 74) contained in the 2010 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (page 14) identifying the Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 7, 2010), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
CODE OF ETHICS
The Bank adopted a Code of Ethics (the “Code”) for the Chief Executive Officer and Senior Financial Officers applicable to the Bank’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and other persons who perform similar functions within the Bank from time to time, whether as a result of a change in title or delegation or transfer of responsibilities. During fiscal 2010, the Code was substantially intergrated into FirstPrinciples, the Bank’s code of business conduct and ethics, which is applicable to every director and employee of the Bank. FirstPrinciples is available on the Bank’s website www.bmo.com and is available in print without charge to any shareholder upon request.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval of Shareholders’ Auditors’ Services and Fees” (page 74) contained in the 2010 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The information provided under the heading “Off-Balance Sheet Arrangements” (page 68) contained in the 2010 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Supplemental Information — Table 20: Contractual Obligations” (page 106) as set forth in the 2010 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (page 14) identifying the Bank’s Audit Committee and confirming the independence of the Audit Committee as set forth in the Bank’s Annual Information Form (dated December 7, 2010), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
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
Russel C. Robertson
Chief Financial Officer

Date: December 7, 2010

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form
99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2010
99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2010
99.4	Consent of Independent Registered Public Accounting Firm dated December 7, 2010
99.5	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated December 7, 2010
99.6	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4