Form 40-F
period 2011-10-31
BANK OF MONTREAL /CAN/
filed 2011-12-06
CIK 927971

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2011	Commission File Number 001-133354

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

Common Shares	638,999,563
Class B Preferred Shares Series 5	8,000,000
Class B Preferred Shares Series 10	12,000,000
Class B Preferred Shares Series 13	14,000,000
Class B Preferred Shares Series 14	10,000,000
Class B Preferred Shares Series 15	10,000,000
Class B Preferred Shares Series 16	12,000,000
Class B Preferred Shares Series 18	6,000,000
Class B Preferred Shares Series 21	11,000,000
Class B Preferred Shares Series 23	16,000,000
Class B Preferred Shares Series 25	11,600,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐    82-__________              No   ☒

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

Yes  ☐                                               No  ☐

TABLE OF CONTENTS

DISCLOSURE CONTROLS AND PROCEDURES	3

INTERNAL CONTROL OVER FINANCIAL REPORTING	3

AUDIT COMMITTEE FINANCIAL EXPERT	3

CODE OF ETHICS	3

PRINCIPAL ACCOUNTANT FEES AND SERVICES	4

OFF-BALANCE SHEET ARRANGEMENTS	4

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	4

IDENTIFICATION OF THE AUDIT COMMITTEE	4

UNDERTAKING	4

SIGNATURES	4

EXHIBIT INDEX	5

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2011

Consolidated Financial Statements for the Fiscal Year Ended October 31, 2011

Consent of Independent Registered Public Accounting Firm dated December 6, 2011

Section 302 Certifications of Chief Executive Officer

Section 302 Certifications of Chief Financial Officer

Section 906 Certifications

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting—Disclosure Controls and Procedures” (page 77) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2011 (“2011 MD&A”), filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

a. Management’s annual report on internal control over financial reporting

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting —Internal Control over Financial Reporting” (page 77) contained in the 2011 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

b. Auditor’s attestation report on internal control over financial reporting

The Bank’s shareholders’ auditors, KPMG LLP, has issued an audit report on our internal control over financial reporting. This audit report appears on page 114 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2011 (“2011 Financial Statements”), filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

c. Changes in internal control over financial reporting.

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control Over Financial Reporting” (page 77) contained in the 2011 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (page 16) identifying the Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 6, 2011), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Bank has adopted FirstPrinciples, its code of business conduct and ethics, which is applicable to every director and employee of the Bank. FirstPrinciples is available on the Bank’s website www.bmo.com and is available in print without charge to any shareholder upon request.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Shareholders’ Auditors’ Services and Fees – Pre-Approval Policies and Procedures” (page 77) contained in the 2011 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” (page 70) contained in the 2011 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Supplemental Information — Table 20: Contractual Obligations” (page 110) as set forth in the 2011 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Audit Committee Information — Composition of the Audit Committee” (page 16) identifying the Bank’s Audit Committee and confirming the independence of the Audit Committee as set forth in the Bank’s Annual Information Form (dated December 6, 2011), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

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

Registrant: Bank of Montreal

By:	/s/ Thomas E. Flynn
Thomas E. Flynn
Executive Vice-President and Chief Financial Officer

Date: December 6, 2011

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2011

99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2011

99.4	Consent of Independent Registered Public Accounting Firm dated December 6, 2011

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5