Form 40-F
period 2013-10-31
BANK OF MONTREAL /CAN/
filed 2013-12-03
CIK 927971

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[Check one]

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2013	Commission File Number 001-133354

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

Common Shares	644,129,945
Class B Preferred Shares Series 13	14,000,000
Class B Preferred Shares Series 14	10,000,000
Class B Preferred Shares Series 15	10,000,000
Class B Preferred Shares Series 16	6,267,391
Class B Preferred Shares Series 17	5,732,609
Class B Preferred Shares Series 18	6,000,000
Class B Preferred Shares Series 21	11,000,000
Class B Preferred Shares Series 23	16,000,000
Class B Preferred Shares Series 25	11,600,000

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

OFF-BALANCE SHEET ARRANGEMENTS

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE

UNDERTAKING

SIGNATURES

EXHIBIT INDEX

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2013

Consolidated Financial Statements for the Fiscal Year Ended October 31, 2013

Consent of Independent Registered Public Accounting Firm dated December 3, 2013

Section 302 Certifications of Chief Executive Officer

Section 302 Certifications of Chief Financial Officer

Section 906 Certifications

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page 74) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2013 (“2013 MD&A”), filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

a. Management’s annual report on internal control over financial reporting

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 74) contained in the 2013 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

b. Auditor’s attestation report on internal control over financial reporting

The Bank’s shareholders’ auditors, KPMG LLP, has issued an audit report on our internal control over financial reporting. This audit report appears on page 124 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2013 (“2013 Financial Statements”), filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

c. Changes in internal control over financial reporting.

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control Over Financial Reporting” (page 74) contained in the 2013 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Audit and Conduct Review Committee Information – Composition of the Audit and Conduct Review Committee” (pages 13 and 14) identifying the Audit and Conduct Review Committee Financial Experts, and confirming the independence of the Audit and Conduct Review Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 3, 2013), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Bank has adopted FirstPrinciples, its code of business conduct and ethics, which is applicable to every director and employee of the Bank. FirstPrinciples is available on the Bank’s website www.bmo.com and is available in print without charge to any shareholder upon request.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Shareholders’ Auditors’ Services and Fees — Pre-Approval Policies and Procedures” (page 74) contained in the 2013 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” (page 70) contained in the 2013 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Note 30: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments” (page 185) as set forth in the 2013 Financial Statements, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE

The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (pages 13 and 14) identifying the Bank’s Audit and Conduct Review Committee and confirming the independence of the Audit and Conduct Review Committee as set forth in the Bank’s Annual Information Form (dated December 3, 2013), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

NOTE ON CERTAIN ACTIVITIES

In 2013, the Bank maintained a personal chequing account and a credit card account with a Canadian resident citizen that appears on the Specially Designated Nationals (“SDN”) list of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) under Executive Order 13224. Pursuant to Section 13(r) of the Exchange Act, the Bank is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings with certain individuals or entities, including those listed on OFAC’s SDN list under Executive Order 13224. Disclosure is generally required even where the activities, transactions or dealings were conducted outside the U.S. in compliance with applicable law. The Bank is not prohibited from doing business with this customer under applicable Canadian law or regulation. Revenues and profits from this relationship are not calculated but would be considered negligible. The Bank continues to maintain the accounts.

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
Thomas E. Flynn
Chief Financial Officer

Date: December 3, 2013

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2013

99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2013

99.4	Consent of Independent Registered Public Accounting Firm dated December 3, 2013

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002