Form 40-F
period 2017-10-31
BANK OF MONTREAL /CAN/
filed 2017-12-05
CIK 927971

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[Check one]

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2017	Commission File Number 001-13354

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

Common Shares	647,816,318
Class B Preferred Shares Series 16	6,267,391
Class B Preferred Shares Series 17	5,732,609
Class B Preferred Shares Series 25	9,425,607
Class B Preferred Shares Series 26	2,174,393
Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC))	20,000,000
Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC))	12,000,000
Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC))	8,000,000
Class B Preferred Shares Series 35 (Non-Viability Contingent Capital (NVCC))	6,000,000
Class B Preferred Shares Series 36 (Non-Viability Contingent Capital (NVCC))	600,000
Class B Preferred Shares Series 38 (Non-Viability Contingent Capital (NVCC))	24,000,000
Class B Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC))	20,000,000
Class B Preferred Shares Series 42 (Non-Viability Contingent Capital (NVCC))	16,000,000

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

Yes  ☐                                                 No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

OFF-BALANCE SHEET ARRANGEMENTS

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

NOTE ON CERTAIN ACTIVITIES

UNDERTAKING

SIGNATURES

EXHIBIT INDEX

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2017

Consolidated Financial Statements for the Fiscal Year Ended October 31, 2017

Consent of Independent Registered Public Accounting Firm dated December 5, 2017

Section 302 Certifications of Chief Executive Officer

Section 302 Certifications of Chief Financial Officer

Section 906 Certifications

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page 119) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2017 (“2017 MD&A”), filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

a. Management’s annual report on internal control over financial reporting

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 119) contained in the 2017 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

b. Auditor’s attestation report on internal control over financial reporting

The Bank’s shareholders’ auditors, KPMG LLP, have issued an audit report on our internal control over financial reporting. This audit report appears on page 138 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2017 (“2017 Financial Statements”), filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

c. Changes in internal control over financial reporting

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control Over Financial Reporting” (page 119) contained in the 2017 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Audit and Conduct Review Committee Information – Composition of the Audit and Conduct Review Committee” (page 13) identifying the Audit and Conduct Review Committee Financial Experts, and confirming the independence of the Audit and Conduct Review Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 5, 2017), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

BMO’s Code of Conduct is its code of business conduct and ethics, which is applicable to every director and employee of the Bank. BMO’s Code of Conduct is available on the Bank’s website www.bmo.com and is available in print without charge to any shareholder upon request.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Shareholders’ Auditors’ Services and Fees — Shareholders’ Auditors’ Fees” and “— Pre-Approval Policies and Procedures” (page 118) contained in the 2017 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” (page 77) contained in the 2017 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Note 29: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments” (pages 199 and 200) as set forth in the 2017 Financial Statements, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE

The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (page 13) identifying the Bank’s Audit and Conduct Review Committee and confirming the independence of the Audit and Conduct Review Committee as set forth in the Bank’s Annual Information Form (dated December 5, 2017), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

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

NOTE ON CERTAIN ACTIVITIES

In 2016 and 2017, the Bank maintained a Canadian dollar personal chequing account and personal savings account with a Canadian resident citizen that appears on the Specially Designated Nationals (“SDN”) list of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) under Executive Order 13224 (the “Executive Order”). The Bank continues to maintain these accounts and monitors their use, prohibiting access to U.S. currency and the U.S. financial system.

In 2014, through a subsidiary, the Bank acquired F&C Asset Management plc (“F&C”), a company located in the United Kingdom. In 2016, the Bank identified that a subsidiary of F&C maintained an investment account for an individual that appears on the SDN list of OFAC under the Executive Order. The F&C subsidiary closed that investment account in May 2016, and has engaged in no further activities with that individual. There had been no activity on that investment account from the time that the Bank identified such account until the closure of such account.

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
Thomas E. Flynn
Chief Financial Officer

Date: December 5, 2017

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2017

99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2017

99.4	Consent of Independent Registered Public Accounting Firm dated December 5, 2017

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002