Form 40-F
period 2019-10-31
BANK OF MONTREAL /CAN/
filed 2019-12-03
CIK 927971

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[Check one]

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2019	Commission File Number 001-13354

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Trading Symbol	Name Of Each Exchange On Which Registered
Common Shares	BMO	New York Stock Exchange

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

Common Shares	639,232,276
Class B Preferred Shares Series 25	9,425,607
Class B Preferred Shares Series 26	2,174,393
Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC))	20,000,000
Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC))	12,000,000
Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC))	8,000,000
Class B Preferred Shares Series 35 (Non-Viability Contingent Capital (NVCC))	6,000,000
Class B Preferred Shares Series 36 (Non-Viability Contingent Capital (NVCC))	600,000
Class B Preferred Shares Series 38 (Non-Viability Contingent Capital (NVCC))	24,000,000
Class B Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC))	20,000,000
Class B Preferred Shares Series 42 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC))	14,000,000

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

OFF-BALANCE SHEET ARRANGEMENTS

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

NOTE ON CERTAIN ACTIVITIES

UNDERTAKING

SIGNATURES

EXHIBIT INDEX

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2019

Consolidated Financial Statements for the Fiscal Year Ended October 31, 2019

Consent of Independent Registered Public Accounting Firm dated December 3, 2019

Section 302 Certifications of Chief Executive Officer

Section 302 Certifications of Chief Financial Officer

Section 906 Certifications

Interactive Data File

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page 113) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2019 (“2019 MD&A”), filed as Exhibit 99.2 to this annual report on Form  40-F, is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

a. Management’s annual report on internal control over financial reporting

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 113) contained in the 2019 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

b. Auditor’s attestation report on internal control over financial reporting

The Bank’s shareholders’ auditors, KPMG LLP, have issued an audit report on our internal control over financial reporting. This audit report appears on page 136 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2019, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

c. Changes in internal control over financial reporting

The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control over Financial Reporting” (page 113) contained in the 2019 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (pages 14 and 15) identifying the Bank’s Audit and Conduct Review Committee Financial Experts, and confirming the independence of the Audit and Conduct Review Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 3, 2019), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

BMO’s Code of Conduct is its code of business conduct and ethics, which is applicable to every director and employee of the Bank. BMO’s Code of Conduct is available on the Bank’s website www.bmo.com and is available in print without charge to any shareholder upon request.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Shareholders’ Auditors’ Services and Fees — Shareholders’ Auditors’ Fees” and “— Pre-Approval Policies and Procedures” (page 112) contained in the 2019 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Select Financial Instruments and Off-Balance Sheet Arrangements” (pages 66 and 67) contained in the 2019 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments” (pages 98 and 99) contained in the 2019 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE

The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (pages 14 and 15) identifying the Bank’s Audit and Conduct Review Committee and confirming the independence of the Audit and Conduct Review Committee as set forth in the Bank’s Annual Information Form (dated December 3, 2019), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

A summary of significant ways corporate governance practices followed by the Bank differ from corporate governance practices required to be followed by U.S. domestic companies under The New York Stock Exchange’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) and under The Nasdaq Stock Market’s listing standards (disclosure required by Section  5615(a)(3) of the Nasdaq Listing Rules) is available on the Bank’s website at www.bmo.com.

NOTE ON CERTAIN ACTIVITIES

During the year ended October 31, 2019, the Bank maintained a Canadian dollar personal chequing account and personal savings account with a Canadian resident citizen that appears on the Specially Designated Nationals (“SDN”) list of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) under Executive Order 13224 (the “Executive Order”). The Bank had maintained these accounts and monitored their use, prohibiting access to U.S. currency and the U.S. financial system. The accounts will be closed by the Bank in December 2019.

Pursuant to Section 13(r) of the Exchange Act, the Bank is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings with certain individuals or entities, including those listed on OFAC’s SDN list under the Executive Order. Disclosure is generally required even where the activities, transactions or dealings were conducted outside the U.S. in compliance with applicable law. The Bank was not prohibited from doing business with this customer under applicable law or regulation. Revenues and profits from this relationship was not calculated but would be considered negligible.

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
Thomas E. Flynn
Chief Financial Officer

Date: December 3, 2019

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2019

99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2019

99.4	Consent of Independent Registered Public Accounting Firm dated December 3, 2019

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File