Form 40-F
period 2021-10-31
BANK OF MONTREAL /CAN/
filed 2021-12-03
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form
40-F
[Check one]
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2021	Commission File Number 001-13354
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
Colleen Hennessy, Bank of Montreal, 111 West Monroe Street, Chicago, Illinois
60603
(312-497-6153)
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

Common Shares	648,172,993
Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC))	20,000,000
Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC))	12,000,000
Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC))	8,000,000
Class B Preferred Shares Series 38 (Non-Viability Contingent Capital (NVCC))	24,000,000
Class B Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC))	20,000,000
Class B Preferred Shares Series 42 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC))	14,000,000
Class B Preferred Shares Series 48 (Non-Viability Contingent Capital (NVCC))	1,250,000
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

CONTRACTUAL AND OTHER OBLIGATIONS

IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

NOTE ON CERTAIN ACTIVITIES

UNDERTAKING

SIGNATURES

EXHIBIT INDEX

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2021

Consolidated Financial Statements for the Fiscal Year Ended October 31, 2021

Consent of Independent Registered Public Accounting Firm dated December 3, 2021

Section 302 Certifications of Chief Executive Officer

Section 302 Certifications of Chief Financial Officer

Section 906 Certifications

Inline Interactive Data File

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page 121) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2021 (“2021 MD&A”), filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Management’s annual report on internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 121) contained in the 2021 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
b. Auditor’s attestation report on internal control over financial reporting
The Bank’s shareholders’ auditors, KPMG LLP, have issued an audit report on our internal control over financial reporting. This audit report appears on page 145 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2021, filed as Exhibit 99.3 to this annual report on
Form 40-F
and is incorporated by reference herein.
c. Changes in internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control over Financial Reporting” (page 121) contained in the 2021 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (pages 15 and 16) identifying the Bank’s Audit and Conduct Review Committee Financial Experts, and confirming the independence of the Audit and Conduct Review Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 3, 2021), filed as Exhibit 99.1 to this annual report on
Form 40-F,
is incorporated by reference herein.
CODE OF ETHICS
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
Policies and Procedures” (page 120) contained in the 2021 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
OFF-BALANCE
SHEET ARRANGEMENTS
The information provided under the heading “Financial Condition Review –
Off-Balance
Sheet Arrangements” (pages 72 and 73) contained in the 2021 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS
The information provided under the heading “Liquidity and Funding Risk – Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments” (pages 104 and 105) contained in the 2021 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (pages 15 and 16) identifying the Bank’s Audit and Conduct Review Committee and confirming the independence of the Audit and Conduct Review Committee as set forth in the Bank’s Annual Information Form (dated December 3, 2021), filed as Exhibit 99.1 to this annual report on
Form 40-F,
is incorporated by reference herein.
SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
A summary of significant ways corporate governance practices followed by the Bank differ from corporate governance practices required to be followed by U.S. domestic companies under The New York Stock Exchange’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) and under The Nasdaq Stock Market’s listing standards (disclosure required by Section 5615(a)(3) of the Nasdaq Listing Rules) is available on the Bank’s website at
www.bmo.com
.
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
Registrant: BANK OF MONTREAL

By:	/s/ Tayfun Tuzun
Tayfun Tuzun
Chief Financial Officer

Date: December 3, 2021

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2021

99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2021

99.4	Consent of Independent Registered Public Accounting Firm dated December 3, 2021

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Inline Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)