Form 40-F
period 2022-10-31
BANK OF MONTREAL /CAN/
filed 2022-12-01
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form
40-F
[Check one]
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2022	Commission File Number 001-13354
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
Colleen Hennessy, Bank of Montreal, 115 S. LaSalle Street, Floor 18W, Chicago, Illinois
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

Common Shares	677,281,567
Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC))	20,000,000
Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC))	12,000,000
Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC))	8,000,000
Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC))	14,000,000
Class B Preferred Shares Series 48 (Non-Viability Contingent Capital (NVCC))	1,250,000
Class B Preferred Shares Series 49 (Non-Viability Contingent Capital (NVCC)) 1	750,000
Class B Preferred Shares Series 50 (Non-Viability Contingent Capital (NVCC)) 2	500,000
Class B Preferred Shares Series 51 (Non-Viability Contingent Capital (NVCC)) 3	1,000,000
1
On March 15, 2022, Bank of Montreal (the “Bank”) issued Cdn$750 million 5.625% Limited Recourse Capital Notes Series 2 (Non-Viability Contingent Capital (NVCC)) (“LRCN 2”). Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third party trustee. The trust assets are currently comprised of Cdn$750 million of the
Non-Cumulative
5-Year Fixed Rate Reset Class B Preferred Shares Series 49 (Non-Viability Contingent Capital (NVCC)) issued concurrently with the LRCN 2.
2
On July 27, 2022, the Bank issued Cdn$500 million of Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares Series 50 (Non-Viability Contingent Capital (NVCC)).
3
On September 13, 2022, the Bank issued Cdn$1 billion 7.325% Limited Recourse Capital Notes Series 3 (Non-Viability Contingent Capital (NVCC)) (“LRCN 3”). Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third party trustee. The trust assets are currently comprised of Cdn$1 billion of the
Non-Cumulative
5-Year Fixed Rate Reset Class B Preferred Shares Series 51 (Non-Viability Contingent Capital (NVCC)) issued concurrently with the LRCN 3.
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
Yes  ☒                                                No  ☐
Auditor Name: KPMG LLP
Auditor Location: Toronto, Ontario, Canada
Auditor PCAOB ID Number: 85

TABLE OF CONTENTS

DISCLOSURE CONTROLS AND PROCEDURES

INTERNAL CONTROL OVER FINANCIAL REPORTING

AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERT

CODE OF ETHICS

PRINCIPAL ACCOUNTANT FEES AND SERVICES

OFF-BALANCE SHEET ARRANGEMENTS

CONTRACTUAL AND OTHER OBLIGATIONS

IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

UNDERTAKING

SIGNATURES

EXHIBIT INDEX

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2022

Consolidated Financial Statements for the Fiscal Year Ended October 31, 2022

Consent of Independent Registered Public Accounting Firm dated December 1, 2022

Section 302 Certifications of Chief Executive Officer

Section 302 Certifications of Chief Financial Officer

Section 906 Certifications

Code of Conduct

Inline Interactive Data File

Cover Page Interactive Data File

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page 120) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2022 (“2022 MD&A”), filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Management’s annual report on internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 120) contained in the 2022 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
b. Auditor’s attestation report on internal control over financial reporting
The Bank’s shareholders’ auditors, KPMG LLP, have issued an audit report on our internal control over financial reporting. This audit report appears on page 140 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2022, filed as Exhibit 99.3 to this annual report on
Form 40-F
and is incorporated by reference herein.
c. Changes in internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control over Financial Reporting” (page 120) contained in the 2022 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (page 17) identifying the Bank’s Audit and Conduct Review Committee Financial Experts, and confirming the independence of the Audit and Conduct Review Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 1, 2022), filed as Exhibit 99.1 to this annual report on
Form 40-F,
is incorporated by reference herein.
CODE OF ETHICS
The Bank’s Code of Conduct (“Code”) is its code of business conduct and ethics, which is applicable to every director and employee of the Bank. In fiscal 2022 the Bank made certain amendments to the Code, primarily intended to ensure alignment with the enhanced Financial Consumer Protection Framework (Bill C-86) in Canada’s
Bank Act
that came into effect on June 30, 2022. As a result of these amendments: (1) references in the Code to Ombudsperson were replaced with Ethics Office; and (2) language and references in the Code related to speaking up and raising concerns were updated to align with the Bank’s refreshed Whistleblower Process and new Speak Up! Framework. In addition to these changes, certain other technical, administrative, or non-substantive amendments were made to the Code. Amended versions of the Code were furnished to the Commission on Form 6-K on November 5, 2021 and June 13, 2022. The Code is available on the Bank’s website
www.bmo.com/main/about-bmo
under “Learn more about us” and is available in print without charge to any shareholder upon request. Unless and to the extent specifically referred to herein, the information on the Bank’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Shareholders’ Auditors’ Services and Fees — Shareholders’ Auditors’ Fees” and “—
Pre-Approval
Policies and Procedures” (page 119) contained in the 2022 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
OFF-BALANCE
SHEET ARRANGEMENTS
The information provided under the heading “Financial Condition Review –
Off-Balance
Sheet Arrangements” (pages 71 and 72) contained in the 2022 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS
The information provided under the heading “Enterprise-Wide Risk Management – Liquidity and Funding Risk – Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments” (pages 102 and 103) contained in the 2022 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (page 17) identifying the Bank’s Audit and Conduct Review Committee and confirming the independence of the Audit and Conduct Review Committee as set forth in the Bank’s Annual Information Form (dated December 1, 2022), filed as Exhibit 99.1 to this annual report on
Form 40-F,
is incorporated by reference herein.
SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
A summary of significant ways corporate governance practices followed by the Bank differ from corporate governance practices required to be followed by U.S. domestic companies under The New York Stock Exchange’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Bank’s website at
www.bmo.com
.
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
Tayfun Tuzun
Chief Financial Officer

Date: December 1, 2022

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2022

99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2022

99.4	Consent of Independent Registered Public Accounting Firm dated December 1, 2022

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Code of Conduct (incorporated by reference to the Bank’s Current Report on Form 6-K furnished to the Commission on June 13, 2022)

101	Inline Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)