Form 40-F
period 2023-10-31
BANK OF MONTREAL /CAN/
filed 2023-12-01
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form
40-F
[Check one]
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2023	Commission File Number 001-13354
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

Common Shares	720,982,672
Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC))	20,000,000
Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC))	12,000,000
Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC))	8,000,000
Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC))	14,000,000
Class B Preferred Shares Series 48 (Non-Viability Contingent Capital (NVCC))	1,250,000
Class B Preferred Shares Series 49 (Non-Viability Contingent Capital (NVCC))	750,000
Class B Preferred Shares Series 50 (Non-Viability Contingent Capital (NVCC))	500,000
Class B Preferred Shares Series 51 (Non-Viability Contingent Capital (NVCC))	1,000,000
Class B Preferred Shares Series 52 (Non-Viability Contingent Capital (NVCC)) 1	650,000
1
On January 31, 2023, the Bank issued Cdn$650 million of Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares Series 52 (Non-Viability Contingent Capital (NVCC)).
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
Yes  ☒                                                No  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Auditor Name: KPMG LLP
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

OFF-BALANCE SHEET ARRANGEMENTS

CONTRACTUAL AND OTHER OBLIGATIONS

IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

UNDERTAKING

SIGNATURES

EXHIBIT INDEX

Bank of Montreal Clawback and Recoupment Policy

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2023

Consolidated Financial Statements for the Fiscal Year Ended October 31, 2023

Consent of Independent Registered Public Accounting Firm dated December 1, 2023

Section 302 Certifications of Chief Executive Officer

Section 302 Certifications of Chief Financial Officer

Section 906 Certifications

Code of Conduct

Inline Interactive Data File

Cover Page Interactive Data File

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page 125) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2023 (“2023 MD&A”), filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Management’s annual report on internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 125) contained in the 2023 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
b. Auditor’s attestation report on internal control over financial reporting
The Bank’s shareholders’ auditors, KPMG LLP, have issued an audit report on our internal control over financial reporting. This audit report appears on page 144 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2023, filed as Exhibit 99.3 to this annual report on
Form 40-F
and is incorporated by reference herein.
c. Changes in internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control over Financial Reporting” (page 125) contained in the 2023 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (page 17) identifying the Bank’s Audit and Conduct Review Committee Financial Experts, and confirming the independence of the Audit and Conduct Review Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 1, 2023), filed as Exhibit 99.1 to this annual report on
Form 40-F,
is incorporated by reference herein.
CODE OF ETHICS
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
Policies and Procedures” (page 124) contained in the 2023 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
OFF-BALANCE
SHEET ARRANGEMENTS
The information provided under the heading “Financial Condition Review –
Off-Balance
Sheet Arrangements” (pages 76 and 77) contained in the 2023 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS
The information provided under the heading “Enterprise-Wide Risk Management – Liquidity and Funding Risk – Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments” (pages 107 and 108) contained in the 2023 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (page 17) identifying the Bank’s Audit and Conduct Review Committee and confirming the independence of the Audit and Conduct Review Committee as set forth in the Bank’s Annual Information Form (dated December 1, 2023), filed as Exhibit 99.1 to this annual report on
Form 40-F,
is incorporated by reference herein.
SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
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
Tayfun Tuzun
Chief Financial Officer

Date: December 1, 2023

EXHIBIT INDEX

Exhibits	Description

97.1	Bank of Montreal Clawback and Recoupment Policy

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2023

99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2023

99.4	Consent of Independent Registered Public Accounting Firm dated December 1, 2023

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Code of Conduct (incorporated by reference to the Bank’s Current Report on Form 6-K furnished to the Commission on June 13, 2022)

101	Inline Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)