Form 40-F
period 2024-10-31
BANK OF MONTREAL /CAN/
filed 2024-12-05
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form
40-F
[Check one]
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2024	Commission File Number 001-13354
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
Colleen Hennessy, Bank of Montreal, 320 S. Canal Street, 7th Floor, Chicago, Illinois
60606
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

Common Shares	729,585,048
Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC)) 1	12,000,000
Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC))	8,000,000
Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 48 (Non-Viability Contingent Capital (NVCC))	1,250,000
Class B Preferred Shares Series 49 (Non-Viability Contingent Capital (NVCC))	750,000
Class B Preferred Shares Series 50 (Non-Viability Contingent Capital (NVCC))	500,000
Class B Preferred Shares Series 51 (Non-Viability Contingent Capital (NVCC))	1,000,000
Class B Preferred Shares Series 52 (Non-Viability Contingent Capital (NVCC))	650,000
Class B Preferred Shares Series 53 (Non-Viability Contingent Capital (NVCC)) 2	1,000,000
Class B Preferred Shares Series 54 (Non-Viability Contingent Capital (NVCC)) 3	750,000
1
On November 25, 2024, the Bank redeemed all of its outstanding Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC)).
2
On March 8, 2024, the Bank issued US$1 billion 7.700% Fixed Rate Reset Limited Recourse Capital Notes Series 4 (Non-Viability Contingent Capital (NVCC)) (“LRCN 4”). Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third party trustee. The trust assets are currently comprised of US$1 billion of the Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares Series 53 (Non-Viability Contingent Capital (NVCC)) issued concurrently with the LRCN 4.
3
On July 17, 2024, the Bank issued US$750 million 7.300% Fixed Rate Reset Limited Recourse Capital Notes Series 5 (Non-Viability Contingent Capital (NVCC)) (“LRCN 5”). Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third party trustee. The trust assets are currently comprised of US$750 million of the Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares Series 54 (Non-Viability Contingent Capital (NVCC)) issued concurrently with the LRCN 5.
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

UNDERTAKING

SIGNATURES

EXHIBIT INDEX

Bank of Montreal Clawback and Recoupment Policy

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2024

Consolidated Financial Statements for the Fiscal Year Ended October 31, 2024

Consent of Independent Registered Public Accounting Firm dated December 5, 2024

Section 302 Certifications of Chief Executive Officer

Section 302 Certifications of Chief Financial Officer

Section 906 Certifications

Code of Conduct

Inline Interactive Data File

Cover Page Interactive Data File

1

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page

1
6
) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2024 (“2024 MD&A”), filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Management’s annual report on internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 116) contained in the 2024 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
b. Auditor’s attestation report on internal control over financial reporting
The Bank’s shareholders’ auditors, KPMG LLP, have issued an audit report on our internal control over financial reporting. This audit report appears on page 133 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2024, filed as Exhibit 99.3 to this annual report on
Form 40-F
and is incorporated by reference herein.
c. Changes in internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control over Financial Reporting” (page 116) contained in the 2024 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (page 16) identifying the Bank’s Audit and Conduct Review Committee Financial Experts, and confirming the independence of the Audit and Conduct Review Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 5, 2024), filed as Exhibit 99.1 to this annual report on
Form 40-F,
is incorporated by reference herein.
CODE OF ETHICS
The Bank’s Code of Conduct (“Code”) is a principles-based foundational document that outlines the Bank’s expectation around business conduct and ethical behaviour. It is applicable to every director and employee of the Bank. In fiscal 2024 the Bank completed a refresh of the Code, primarily intended to increase accessibility and ensure content is relevant and aligned with evolving business and regulatory expectations. The content of the prior Code was simplified and enhanced. The most significant changes include: (1) a shift from 5 principles to 5 new commitments; (2) new content and expanded topics including, diversity, equity and inclusion, human rights, responsible use of artificial intelligence, reputation risk, and approved channels for business communications; and (3) other general enhancements including new Chair and Chief Executive Officer messages and the addition of more references and resource links. In addition to these changes, certain other technical, administrative, or non-substantive amendments were made to the Code. The amended version of the Code was furnished to the Commission on Form 6-K on March 4, 2024. The Code is available on the Bank’s website
www.bmo.com/main/about-bmo
under “Learn more about us” and is available in print without charge to any shareholder upon request. Unless and to the extent specifically referred to herein, the information on the Bank’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Shareholders’ Auditors’ Services and Fees — Shareholders’ Auditors’ Fees” and “—
Pre-Approval
Policies and Procedures” (page 115) contained in the 2024 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
OFF-BALANCE
SHEET ARRANGEMENTS
The information provided under the heading “Financial Condition Review –
Off-Balance
Sheet Arrangements” (pages 66 and 67) contained in the 2024 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS
The information provided under the heading “Enterprise-Wide Risk Management – Liquidity and Funding Risk – Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments” (pages 98 and 99) contained in the 2024 MD&A, filed as Exhibit 99.2 to this annual report on
Form 40-F,
is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (page 16) identifying the Bank’s Audit and Conduct Review Committee and confirming the independence of the Audit and Conduct Review Committee as set forth in the Bank’s Annual Information Form (dated December 5, 2024), filed as Exhibit 99.1 to this annual report on
Form 40-F,
is incorporated by reference herein.
SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
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
NOTE ON CERTAIN ACTIVITIES
During the fiscal year ended October 31, 2024, the Bank identified accounts held in Canada for an individual added to the Specially Designated Nationals (“SDN”) list of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) under Executive Order 13224 (the “Executive Order”) on February 14, 2024. The Bank has blocked these accounts, is in the process of closing the accounts and has reported the assets to OFAC as required.
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
Tayfun Tuzun
Chief Financial Officer

Date: December 5, 2024

EXHIBIT INDEX

Exhibits	Description

97.1	Bank of Montreal Clawback and Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Bank’s Annual Report on Form 40-F filed with the Commission on December 1, 2023)

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2024

99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2024

99.4	Consent of Independent Registered Public Accounting Firm dated December 5, 2024

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Code of Conduct (incorporated by reference to the Bank’s Current Report on Form 6-K furnished to the Commission on March 4, 2024)

101	Inline Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

5