Form 40-F
period 2025-10-31
BANK OF MONTREAL /CAN/
filed 2025-12-04
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form
40-F
[Check one]
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2025	Commi ssion File Number 001-13354
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
Sajida Ali, Bank of Montreal, 320 S. Canal Street, 7th Floor, Chicago, Illinois
60606
(312-519-1023)
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):

Title Of Each Class	Trading Symbol	Name Of Each Exchange On Which Registered
Common Shares	BMO	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:
Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:
Not Applicable
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form    ☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	708,905,679
Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC))	16,000,000
Class B Preferred Shares Series 48 (Non-Viability Contingent Capital (NVCC)) 1	1,250,000
Class B Preferred Shares Series 49 (Non-Viability Contingent Capital (NVCC))	750,000
Class B Preferred Shares Series 50 (Non-Viability Contingent Capital (NVCC))	500,000
Class B Preferred Shares Series 51 (Non-Viability Contingent Capital (NVCC))	1,000,000
Class B Preferred Shares Series 52 (Non-Viability Contingent Capital (NVCC))	650,000
Class B Preferred Shares Series 53 (Non-Viability Contingent Capital (NVCC))	1,000,000
Class B Preferred Shares Series 54 (Non-Viability Contingent Capital (NVCC))	750,000
Class B Preferred Shares Series 55 (Non-Viability Contingent Capital (NVCC)) 2	1,000,000
1
On November 12, 2025, the Bank redeemed all of its Cdn$1,250 million 4.300% Limited Recourse Capital Notes Series 1 (Non-Viability Contingent Capital (NVCC)) together with all of its 1,250,000 Class B Preferred Shares Series 48 (Non-Viability Contingent Capital (NVCC)).
2
On July 29, 2025, the Bank issued US$1 billion 6.875% Fixed Rate Reset Limited Recourse Capital Notes Series 6 (Non-Viability Contingent Capital (NVCC)) (“LRCN 6”). Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third party trustee. The trust assets include US$1 billion of BMO issued Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares Series 55 (Non-Viability Contingent Capital (NVCC)) issued concurrently with the LRCN 6.
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
Yes ☒            No ☐
If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Auditor Name: KPMG LLP
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

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

UNDERTAKING

EXHIBIT INDEX

Bank of Montreal Clawback and Recoupment Policy

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2025

Consolidated Financial Statements for the Fiscal Year Ended October 31, 2025

Consent of Independent Registered Public Accounting Firm dated December 4, 2025

Section 302 Certifications of Chief Executive Officer

Section 302 Certifications of Chief Financial Officer

Section 906 Certifications

Code of Conduct

Inline Interactive Data File

Cover Page Interactive Data File

SIGNATURES

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Disclosure Controls and Procedures” (page 113) contained in the Bank’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2025 (“2025 MD&A”), filed as Exhibit 99.2 to this annual report on Form
40-F,
is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Management’s annual report on internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Internal Control over Financial Reporting” (page 113) contained in the 2025 MD&A, filed as Exhibit 99.2 to this annual report on Form
40-F,
is incorporated by reference herein.
b. Auditor’s attestation report on internal control over financial reporting
The Bank’s shareholders’ auditors, KPMG LLP, have issued an audit report on our internal control over financial reporting. This audit report appears on page 132 of the Bank’s Consolidated Financial Statements for the fiscal year ended October 31, 2025, filed as Exhibit 99.3 to this annual report on Form
40-F
and is incorporated by reference herein.
c. Changes in internal control over financial reporting
The information provided under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting — Changes in Internal Control over Financial Reporting” (page 113) contained in the 2025 MD&A, filed as Exhibit 99.2 to this annual report on Form
40-F,
is incorporated by reference herein.
AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERT
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (pages 15 and 16) identifying the Bank’s Audit and Conduct Review Committee Financial Experts, and confirming the independence of the Audit and Conduct Review Committee Financial Experts, as set forth in the Bank’s Annual Information Form (dated December 4, 2025), filed as Exhibit 99.1 to this annual report on Form
40-F,
is incorporated by reference herein.
CODE OF ETHICS
The Bank’s Code of Conduct (“Code”) is a principles-based foundational document that outlines the Bank’s expectation around business conduct and ethical behaviour. It is applicable to every director and employee of the Bank. The Code is available on the Bank’s website
https://www.bmo.com/en-ca/main/about-bmo/who-we-are/business-conduct/
and is available in print without charge to any shareholder upon request by contacting
ethics@bmo.com
. Unless and to the extent specifically referred to herein, the information on the Bank’s website shall not be deemed to be incorporated by reference in this annual report on Form
40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Shareholders’ Auditors’ Services and Fees — Shareholders’ Auditors’ Fees” and “—
Pre-Approval
Policies and Procedures” (page 112) contained in the 2025 MD&A, filed as Exhibit 99.2 to this annual report on Form
40-F,
is incorporated by reference herein.
OFF-BALANCE
SHEET ARRANGEMENTS
The information provided under the heading “Financial Condition Review –
Off-Balance
Sheet Arrangements” (pages 65 and 66) contained in the 2025 MD&A, filed as Exhibit 99.2 to this annual report on Form
40-F,
is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS
The information provided under the heading “Enterprise-Wide Risk Management – Liquidity and Funding Risk – Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments” (pages 96 and 97) contained in the 2025 MD&A, filed as Exhibit 99.2 to this annual report on Form
40-F,
is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND CONDUCT REVIEW COMMITTEE
The information provided under the heading “Audit and Conduct Review Committee Information — Composition of the Audit and Conduct Review Committee” (pages 15 and 16) identifying the Bank’s Audit and Conduct Review Committee and confirming the independence of the Audit and Conduct Review Committee as set forth in the Bank’s Annual Information Form (dated December 4, 2025), filed as Exhibit 99.1 to this annual report on Form
40-F,
is incorporated by reference herein.
SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
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

EXHIBIT INDEX

Exhibits	Description

97.1	Bank of Montreal Clawback and Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Bank’s Annual Report on Form 40-F filed with the Commission on December 1, 2023)

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2025

99.3	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2025

99.4	Consent of Independent Registered Public Accounting Firm dated December 4, 2025

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Code of Conduct (incorporated by reference to the Bank’s Current Report on Form 6-K furnished to the Commission on March 4, 2024)

101	Inline Interactive Data File (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on
Form 40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Registrant: BANK OF MONTREAL

By:	/s/ Tayfun Tuzun
Tayfun Tuzun
Chief Financial Officer

Date: December 4, 2025