Form 40-F/A
period 2025-10-31
BANK OF MONTREAL /CAN/
filed 2025-12-17
CIK 927971

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form
40-F/A
(Amendment No. 1)
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
☐ Annual information form    ☐ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Auditor Name: KPMG LLP
Auditor Location: Toronto, Ontario, Canada
Auditor PCAOB ID Number: 85

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment”) amends the Annual Report on Form
40-F
of Bank of Montreal (the “Bank”) originally filed with the Securities and Exchange Commission (“SEC”) on December 4, 2025 (the “Original Annual Report”), solely to correct the date of the Bank’s Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2025. This Amendment consists solely of (i) a Cover Page, (ii) this Explanatory Note, (iii) an updated Exhibit Index, (iv) a “Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2025”, amended solely to correct the date thereof, filed as Exhibit 99.2 hereto, (v) new certifications required by Rule
13a-14(a)
or Rule
15d-14(a)
under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed as Exhibits 99.5 and 99.6 hereto, and (vi) a signature page.
Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update, or restate the information in any item of the Original Annual Report or reflect any events that have occurred after the Original Annual Report was filed. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.

EXHIBIT INDEX

Exhibits	Description

97.1 *	Bank of Montreal Clawback and Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Bank’s Annual Report on Form 40-F filed with the Commission on December 1, 2023)

99.1 *	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended October 31, 2025

99.3 *	Consolidated Financial Statements for the Fiscal Year Ended October 31, 2025

99.4 *	Consent of Independent Registered Public Accounting Firm dated December 4, 2025

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7 *	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8 *	Code of Conduct (incorporated by reference to the Bank’s Current Report on Form 6-K furnished to the Commission on March 4, 2024)

101 *	Inline Interactive Data File (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

104 *	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Previously filed.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this Amendment to the Original Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.
Registrant: BANK OF MONTREAL

By:	/s/ Tayfun Tuzun
Tayfun Tuzun
Chief Financial Officer

Date: December 16, 2025